Exhibit 12.01

RATIO OF EARNINGS TO FIXED CHARGES

Praxair, Inc. and Subsidiaries

	Quarter Ended March 31,	Year Ended December 31,
(Dollar amounts in millions, except ratios)	2010	2009	2008	2007	2006	2005
Pre-tax income from continuing operations before adjustment for noncontrolling interests in consolidated subsidiaries or income or loss from equity investees	$447	$1,442	$1,685	$1,613	$1,364	$1,130
Capitalized interest	(14)	(55)	(44)	(35)	(21)	(11)
Depreciation of capitalized interest	4	17	17	15	14	14
Dividends from less than 50%-owned companies carried at equity	1	11	24	8	9	17

Adjusted pre-tax income from continuing operations before adjustment for noncontrolling interests in consolidated subsidiaries or income or loss from equity investees	$438	$1,415	$1,682	$1,601	$1,366	$1,150

Fixed charges
Interest on long-term and short-term debt	$32	$133	$198	$173	$155	$163
Capitalized interest	14	55	44	35	21	11
Rental expenses representative of an interest factor	9	37	37	34	32	32

Total fixed charges	$55	$225	$279	$242	$208	$206

Adjusted pre-tax income from continuing operations before adjustment for noncontrolling interests in consolidated subsidiaries or income or loss from equity investees plus total fixed charges	$493	$1,640	$1,961	$1,843	$1,574	$1,356

RATIO OF EARNINGS TO FIXED CHARGES	9.0	7.3	7.0	7.6	7.6	6.6